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------------------------------                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION      -----------------------------
            FORM 5                                            Washington, D.C. 20549                           OMB APPROVAL
------------------------------                                                                         -----------------------------
[  ] Check this box if no longer                ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP    OMB Number:         3235-0362
     subject to Section 16.  Form 4                                                                    Expires:    December 31, 2001
     or Form 5 obligations may                                                                         Estimated average burden
     continue.  SEE Instruction 1(b).                                                                  hours per response........1.0
                                                                                                       -----------------------------

[  ] Form 3 Holdings Reported      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)
                                      of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
[X]  Form 4 Transactions Reported                                Investment Company Act of 1940

-------------------------------------------- ---------------------------------------------- ----------------------------------------
1.   Name and Address of Reporting Person*   2.  Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                               to Issuer

     W.R. Hambrecht + Co., LLC(1)                Giga Information Group, Inc.   GIGX           (Check all applicable)
                                                                                                ___ Director          _X_ 10% Owner
-------------------------------------------- ----------------------------------------------
     (Last)       (First)         (Middle)    3.  IRS or Social         4. Statement for        ___ Officer           ___ Other
                                                  Security Number of       Month/Year           (give title below)    (specify
     539 Bryant Street, Suite 100                 Reporting Person         2000                                       below)
                                                  (Voluntary)
-------------------------------------------- ---------------------------------------------- ----------------------------------------
                  (Street)                                              5. If Amendment,    7.  Individual or Joint/Group Reporting
                                                                           Date of Original     (check applicable line)
    San Francisco      CA           94107                                  (Month/Year)
                                                                                              ___ Form Filed by One Reporting Person
                                                                                              _X_ Form Filed by More than One
                                                                                                   Reporting Person

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     (City)       (State)    (Zip)           TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------- ------------- ------------- --- ------------------ --------------- -------------- ------------
1.   Title of Security                2. Trans-     3. Trans-     4. Securities         5. Amount of    6. Ownership   7. Nature of
     (Instr. 3)                          action        action        Acquired (A)          Securities      Form:          Indirect
                                         Date          Code          or Disposed           Beneficially    Direct (D)     Beneficial
                                         (Month/       (Instr.       of (D) (Instr.        Owned at        or Indirect    Ownership
                                         Day/Year)     8)            3, 4 and 5)           end of          (I)            (Instr. 4)
                                                                                           Issuer's        (Instr. 4)
                                                                                           Fiscal Year
                                                                         (A) or            (Instr. 3
                                                                  Amount   (D)  Price      and 4)
------------------------------------------- --------------------- ------ --------------- --------------- -------------- ------------
Common Stock                            5/22/00        P4(2)      20,000   A    $5.75                       D
----------------------------------------------------------------- ------ ------ -------- --------------- -------------- ------------
Common Stock                            5/24/00        P4(2)      30,000   A    $5.375     1,603,500        D
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(1) This report is being filed jointly by W.R. Hambrecht + Co., LLC ("LLC") and William R. Hambrecht.  Mr. Hambrecht is the Manager
of the LLC and has shared voting and dispository power over the shares of Giga Information Group, Inc. held directly by the LLC.  As of May 22, 2000, Mr. Hambrecht indirectly held a 16.9% interest in the LLC.  Mr. Hambrecht does not directly own any shares of Giga
Information Group, Inc.  Mr. Hambrecht's business address is the same as that of the LLC.
(2) Because of his indirect ownership interest of 16.9% of the LLC, for Section 16(a) reporting purposes Mr. Hambrecht is reporting indirect beneficial ownership of approximately 270,992 shares of Giga Information Group, Inc. common stock held directly by the LLC.
Mr. Hambrecht disclaims beneficial ownership of all but these 270,992 shares held by the LLC.
*  If the form is filed by more than one reporting person, SEE instruction 4(b)(v).
                                                                                                                     SEC 2270 (3-99)

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FORM 5 (continued)                        Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                 (E.G., puts, calls, warrants, options, convertible securities)

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1. Title of     1. Conver-   1. Trans-    1. Number of     1. Date Exer-    1. Title and   1. Price  1. Number  1. Owner 1. Nature
   Derivative      sion or      action       Derivative       cisable and      Amount of      of        of di-     ship     of In-
   Security        Exercise     Date         Securities       Expiration       Underlying     Deri-     riva-      Form     direct
   (Instr. 3)      Price of   (Month/        Acquired (A)     Date             Securities     vative    tive       of De-   Benefi-
                   Deri-         Day/        or Disposed   (Month/Day/Year)    (Instr. 3      Secur-    Secur-     riva-    cial
                   vative        Year)       of (D)                            and 4)         ity       ities      tive     Owner-
                   Security                                                                   (Instr.   Bene-      secur-   ship
                                                                                              5)        ficially   ity:     (Instr.
                                                                                                        Owned      Direct   4)
                                                                                                        at End     (D) or
                                                                                                        of Month   Indirect
                                                                                                        (Instr. 4) (1)
                                                           Date     Expira-         Amount or                      (Instr. 4)
                                                           Exer-    tion    Title   Number of
                                 Code   V     (A)   (D)    cisable                  Shares
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Explanation of Responses:


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. W.R. Hambrecht + Co., LLC
    SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                                                                                          By:/s/ William R. Hambrecht       2/28/01
Note:  File three copies of this Form, one of which must be manually signed.  If space       ------------------------       -------
       insufficient, SEE Instruction 6 for procedure.                                          **William R. Hambrecht,      Date
                                                                                                 Manager
Potential persons who are to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                             /s/ William R. Hambrecht       2/28/01
                                                                                             ------------------------       -------
                                                                                               **William R. Hambrecht        Date

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